Exhibit (e) (12)

AMENDMENT TO
EMPLOYMENT AGREEMENT

THIS AMENDMENT (this “Amendment”) to the Employment Agreement by and between Zynerba Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Albert Parker (“Executive”), dated February 14, 2022 (the “Employment Agreement”), is made as of August 14, 2023 (the “Effective Date”).

W I T N E S S E T H.

WHEREAS, the Company and the Executive are parties to the Employment Agreement; and

WHEREAS, the Company and the Executive desire to amend the Employment Agreement as set forth herein, effective as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.
The first paragraph of Section 4(e) of the Employment Agreement is amended and restated in its entirety to read as follows:

“(e)
Effect of a Change of Control. Notwithstanding any provision of Section 4(d) to the contrary, if Employee’s employment is terminated by the Employer in circumstances described in Section 4(d) or Employee resigns for Good Reason (as defined below) pursuant to Section 4(d) within the ninety (90) day period preceding a Change of Control or on or within twelve (12) months following a Change of Control, upon such termination or resignation, Employee shall be entitled to the same payments and benefits described in Section 4(d) above, subject to execution and nonrevocation of the Release and the Employee’s compliance with all terms and provisions of this Agreement that survive the termination of the Employee’s employment by the Employer, provided that, Employee shall be entitled to receive (i) in addition to the continuation of base salary set forth in Section 4(d)(iii)(A), an additional six (6) months of Base Salary continuation (at the rate in effect on the Termination Date) commencing upon the conclusion of the continued Base Salary under Section 4(d)(iii)(A); (ii) in lieu of the benefits provided in Section 4(d)(iii)(B), a lump sum cash payment equal to the full monthly COBRA premium applicable to the Employee (including any administrative fees permitted by applicable laws) multiplied by eighteen (18) months, and such payments shall be subject to tax-related deductions and withholdings; (iii) notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, all restricted stock awards, stock options and other stock-based awards held by the Employee (the “Unvested Equity Awards”) shall immediately accelerate and become fully exercisable or nonforfeitable as of the Termination Date; provided that any termination or forfeiture of the unvested portion of such Unvested Equity Awards that would otherwise occur on the Termination Date in the absence of this Agreement (or the termination or forfeiture of the vested, but unexercised time-based equity awards that would otherwise occur at the end of the applicable post-termination exercise period) will be delayed until the later of the date the Release becomes fully effective or the closing of the Change in Control (the “Closing”), and such forfeiture will only occur if the vesting pursuant to this Agreement does not occur due to the absence of the Release becoming fully effective within the time period set forth therein or the Closing not occurring within three (3) months following the Termination Date; and provided further, that in the case of any performance-based stock option or other stock-based award (a “Performance-Based Award”), full vesting means vesting at target level; and provided further that, if the Termination Date occurs as of or following the last day of the applicable performance period but prior to vesting of any Performance-Based Award, full vesting will mean vesting at the level determined based on actual performance as of the end of the performance period. Notwithstanding the foregoing, no additional vesting of the Unvested Equity Awards or Performance-Based Awards (other than as contemplated by this Section 4(e)) shall occur during the period between the Termination Date and the later of the date the Release becomes fully effective or the Closing; (iv) all outstanding stock options and other equity-based awards held by the Employee as of the Termination Date that become vested pursuant to (iii) above or that are vested as of the Termination Date shall remain exercisable (to the extent applicable) until the earlier of (x) the three (3) year anniversary of the Termination Date and (y) the expiration date of the relevant stock option or other equity-based award; and (v) Employee shall be entitled to one hundred percent (100%) of Employee’s targeted annual bonus for the year in which the Termination Date occurs, without regard to whether the relevant Employee and Employer goals have been achieved.”

2.
This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and such counterparts together shall constitute one and the same instrument.

3.
This Amendment, including the validity, interpretation, construction and performance of this Amendment, shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and to be performed in such State, without regard to such State’s conflicts of law principles.

4.
This Amendment shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto. The Employment Agreement, as amended by this Amendment, embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

5.
Except as provided herein, each of the other provisions of the Employment Agreement shall remain in full force and effect.

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 SIGNATURE PAGE TO AMENDMENT TO EMPLOYMENT AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the Effective Date.

ZYNERBA PHARMACEUTICALS, INC.

By:	/s/ Armando Anido
Name:	Armando Anido
Title:	Chief Executive Officer

EXECUTIVE

/s/ Albert Parker
Albert Parker